UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018
 Commission File No.:001-38367

SOL-GEL TECHNOLOGIES LTD.
(Translation of registrant’s name into English)

7 Golda Meir Street
Ness Ziona 7403650, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached hereto and incorporated by reference herein is a copy of the presentation to be made by the Company at the Jefferies 2018 Global Healthcare Conference held in New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: June 6, 2018	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer

 NASDAQ: SLGL Company and Products Overview | June 2018

Cautionary Note on Forward-Looking Statements This document contains forward-looking statements of Sol-Gel Technologies Ltd. (the ‘COMPANY’). All statements other than statements of historical facts contained in this document, including statements regarding possible or assumed future results of operations, business strategies, development plans, regulatory activities, competitive position, potential growth opportunities, use of proceeds and the effects of competition are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause the COMPANY’S actual results, performance or achievements to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. the COMPANY has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect the COMPANY’S business, financial condition and results of operations. These forward-looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond the COMPANY’S control. The events and circumstances reflected in the COMPANY’S forward-looking statements may not be achieved or occur, and actual results could differ materially from those projected in the forward-looking statements. Moreover, the COMPANY operates in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that the COMPANY may face. Except as required by applicable law, the COMPANY does not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. This presentation is not an offer to sell securities of the COMPANY and it is not soliciting offers to buy securities of the COMPANY in any jurisdiction where the offer or sale is not permitted. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated.    Company and Products Overview | June 2018 2

Our Dermatology Company   Branded and generic clinical-stage pipelines of topical drugs  Proprietary microencapsulation delivery system  Phase II clinical data on three branded drug product candidates  Four collaborations on generic products with 50/50 gross profit sharing  Tentative approval for our 1stgeneric drug product  Near-term news flow  Successful track record Company and Products Overview | June 2018 3

Our Branded and Generic Pipelines Program Research Preclinical Phase II Phase III Filed TWIN acne vulgaris SIRS-T Based on TWIN Phase II EpsolayR (VERED) Program Research Bioequivalence Filed subtype II rosacea Ivermectin Tentative approval cream, 1% as of January 29, 2018 Generic candidate # 2 Company and Products Overview | June 2018 4

# Common Indications Requiring Better Therapies

| | |
|---|---|
| **Acne Vulgaris** | ▪ A disease of the pilosebaceous unit, involving abnormalities in sebum production, follicular epithelial desquamation, bacterial proliferation and inflammation<br>▪ Benzoyl peroxide, tretinoin, adapalene and topical antibiotics are the mainstay of acne therapies<br>▪ ~$2.7 billion sales in the U.S. in 2017 of topical Rx drugs, of which fixed-dose combination drugs account for ~$900 million<br>▪ Sales of tretinoin are x5 the sales of adapalene, but no tretinoin/benzoyl peroxide combination is currently available |
| **Subtype II Rosacea** | ▪ A chronic, inflammatory skin condition that most often affects the face<br>▪ ~$395 million sales in the U.S. in 2017 of topical products: Soolantra®, Finacea® and generic metronidazole<br>▪ Poor adherence to current drugs |

*Sources: IQVIA (IMS) for year ending December 2017; L.E.K. study (2017)*

Sol-Gel Company and Products Overview | June 2018 5

Our Branded Drug Product Candidates   Designed to be a highly effective treatment for acne vulgaris by combining benzoyl peroxide and tretinoin TWIN  Major challenges were the instability of tretinoin in the presence of benzoyl peroxide and irritation (acne vulgaris)   Encapsulation allows stabilization and is also expected to contribute to patient compliance   Designed to be the preferred tretinoin treatment for acne vulgaris SIRS-T  Common side effects of tretinoin include itching, redness, swelling, dryness, peeling and scaling (acne vulgaris)   Encapsulation was designed to reduce irritation and is therefore expected to contribute to patient compliance   Encapsulated benzoyl peroxide, designed to be a new standard of care for subtype II rosacea EpsolayR   Benzoyl peroxide is an oxidizing agent that successfully treats inflamed lesions but cannot be well-tolerated by (subtype II rosacea) rosacea patients   Encapsulation was designed to reduce irritation and is expected to contribute to patient compliance Company and Products Overview | June 2018 6

Our Microencapsulation Platform Encapsulated tretinoin microcapsule Encapsulated tretinoin crystals inside broken microcapsule SEM pictures of our silica-based encapsulated tretinoin Company and Products Overview | June 2018 7

TWIN Phase II Co-Primary Efficacy Results (ITT) Success in Dichotomized IGA at Week 12 P-value vs. vehicle 0.006 <0.001 0.015 0.001 50% 39.7% 40% 31.7% 27.4% 30% 24.9% 22.1% 20% 12.3% 10% N=115  N=116  N=117  N=118  N=118 N=118 0% Vehicle  TWIN TWIN E-ATRA E-ATRA E-BPO Low High Low High Inflammatory Lesion MeanAbsolute Change from Baseline at Week 12 Non-Inflammatory Lesion Mean Absolute Changefrom Baseline at Week 12 TWIN TWIN E-ATRA E-ATRA TWIN TWIN E-ATRA E-ATRA Vehicle Low High Low High  E-BPO Vehicle Low High Low High  E-BPO 0 0 (5) (5) (10) (10) (15) (13.7) (15) (11.5) (20) (16.2) (13.9) (13.8) (17.8) (14.9) (25) (20) (17.0) (16.9) (23.7) (23.6) (23.8) P-value vs. vehicle <0.001 <0.001 0.060 0.003 P-value vs. vehicle <0.001 <0.001 0.002 <0.001 Company and Products Overview | June 2018 8

SIRS-T Supportive Clinical Results (ITT) Success in Dichotomized IGA at Week 12 P-value vs. vehicle 0.015 0.001 50% 40% 31.7% 30% 24.9% 20% 12.3% 10% N=115  N=118  N=118 0% Vehicle  E-ATRA E-ATRA Low High Inflammatory Lesion Mean Percent Change from Baseline at Week 12 Non-Inflammatory Lesion Mean Percent Change from Baseline at Week 12 E-ATRA E-ATRA E-ATRA E-ATRA Vehicle Low High Vehicle Low High 0% 0% (20%) (20%) (40%) (40%) (32.4%) (42.2%) (44.6%) (60%) (51.7%) (60%) (57.1%) (57.1%) (80%) (80%) P-value vs. vehicle 0.060 0.003 P-value vs. vehicle 0.002 <0.001 Company and Products Overview | June 2018 9

EpsolayR Phase II Co-Primary Efficacy Results (ITT) Success in Dichotomized IGA at Week 12 Inflammatory Lesion Count  Change from Baseline at Week 12 P-value vs. vehicle 0.0013 Vehicle E-BPO 1% EpsolayR 5% 0   TheFDArequiredamodificationtoourdefinitionof”clear”ontheIGAscalesuchthatthecategory of “clear”represented the absence of the disease 75%   Outofthe11subjectsthatweredefinedas”mild”atbaseline,therewasonlyonesubjectthatwas treated with EpsolayR5% and reached” clear” at the end of the trial (5) 53.3% (7.4) 50% (10) (10.0) 37.5% (12.5) (15) (14.1) (15.0) 25% 20.0% (20) N=30 N=32 (21.6) 0% (25) Vehicle E-BPO 1% EpsolayR 5% Mean Median Company and Products Overview | June 2018 10

Other Acne Trial Results(‡) Moderate Patients (ITT) TWIN Phase II Epiduo ForteR Phase III AczoneR Phase III (Trial 006) 31.3% 25.2% Success in IGA 9.0% at Week 12 TWIN High Epiduo Forte Aczone (Moderate Patients) (Moderate Patients) 7.5% Inflammatory Lesions  Mean 22.1% 17.9% Percent Change 6.7% from Baseline at Week 12 TWIN High Epiduo Forte Aczone Difference from Vehicle (Moderate Patients) (Moderate Patients) 7.5% Non- Inflammatory 21.5% 21.0% Lesions  Mean 6.1% Percent Change from Baseline TWIN High Epiduo Forte Aczone at Week 12 (Moderate Patients) (Moderate Patients) 7.5% Number Severe 0 0 1 of Moderate 102 108 1,043 Patients Mild 0 0 0 Baseline Inflam. 25.9 29.7 28.8 # Lesions Non-inflam. 42.1 53.7 46.9 Daily Dose(1) QD QD QD Note (‡):  Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for Company and Products Overview | June 2018 illustrative purposes only and should not be construed as conclusions to be drawn if we did conduct 11 a head-to-head comparison trial or study

# Other Subtype II Rosacea Trial Results(‡) (ITT)



Epsolay® Phase II(1)
Soolantra® Phase III
Finacea® Foam Phase III
Metrogel® Phase III(2)
Oracea® Phase III(3)
Difference from Vehicle
Success in IGA at Week 12
33.3%
26.8%
21.3%
10.9%
8.7%
10.9%
11.3%
8.5%
Epsolay®
Soolantra®
Soolantra®
Finacea® Foam
Finacea® Foam
Metrogel® 1%
Oracea®
Oracea®
Inflammatory Lesions – Mean Percent Change from Baseline at Week 12
36.5%
23.3%
22.3%
14.7%
10.8%
18.1%
31.4%
26.2%
Epsolay®
Soolantra®
Soolantra®
Finacea® Foam
Finacea® Foam
Metrogel® 1%
Oracea®
Oracea®

| | | Epsolay® | Soolantra® | Soolantra® | Finacea® Foam | Finacea® Foam | Metrogel® 1% | Oracea® | Oracea® |
|---|---|---|---|---|---|---|---|---|---|
| Number of Patients | Severe | 5 | 82 | 113 | 26 | 65 | 0 | 52 | 48 |
| | Moderate | 21 | 369 | 346 | 172 | 418 | 557 | 67 | 77 |
| | Mild | 4 | 0 | 0 | 0 | 0 | 0 | 8 | 17 |
| Baseline # Inflammatory lesions | | 22.9 | 31.0 | 33.3 | 21.6 | 21.7 | 18.3 | 19.5 | 20.5 |
| Daily Dose(1) | | QD | QD | QD | QD | QD | QD | QD | QD |

*Notes: (1) "clear" definition: "no inflammatory lesions present with no or very mild erythema immediately localized to and around where inflammatory lesions were present"*
*(2) Most subjects had "moderate" rosacea at baseline. 10-week study*
*(3) 16-week study*

Sol-Gel Company and Products Overview | June 2018

*Note (‡): Sol-Gel did not conduct a head-to-head comparison trial or study. The results described above are for illustrative purposes only and should not be construed as conclusions to be drawn if we did conduct a head-to-head comparison trial or study*

12

Our Upcoming Phase III Pivotal Trials   SPA request was submitted and we have an agreement in place on the study design  Each pivotal trial is planned to enroll 350 subjects in a 2:1 ratio of EpsolayR 5% vs. vehicle, with a EpsolayR  power > 99%  Pivotal trials are planned to be initiated in H1/2018 with readouts in 2019   End-of-Phase II meeting was held TWIN   Pivotal trials are to be initiated as planned in H2/2018 with readouts in H2/2019 Company and Products Overview | June 2018 13

Our Generic Pipeline   Six generic drug candidates in our pipeline; some are being developed before Broad Pipeline the reference listed drug (RLD) is approved; one received tentative approval   Three of our generic drug product candidates are being developed in Multiple Partnerships collaboration with Perrigo and one with Douglas Pharmaceuticals   In all these collaborations we share development costs with our partner and we Profitable Contracts will share the gross profit 50/50   Our Paragraph IV ANDA for ivermectin cream, 1%, received tentative approval First Success Achieved from the FDA   We plan to initiate a bioequivalence study regarding another generic drug Near-Term News Flow candidate in H2/2018 Company and Products Overview | June 2018 14

Financial Profile   Gross proceeds of $86.3 million raised in IPO of 7,187,500 ordinary shares on February 5, 2018  18,949,968 shares outstanding as of March 31, 2018  $83.8 million of cash, cash equivalents and deposits as of March 31, 2018   Cash runway expected to be sufficient to fund Phase III clinical programs for TWIN and EpsolayR and a bioequivalence study Company and Products Overview | June 2018 15

# Recent Milestones and Next Steps

## 2017

- [x] Reported positive results from TWIN Phase II trial in acne vulgaris
- [x] Had an EOPII meeting with the FDA about Epsolay®
- [x] Submitted a Paragraph IV ANDA, for ivermectin cream, 1% (sponsored by Perrigo)

## 2018

- [x] Obtained tentative approval of ANDA for ivermectin cream, 1% (sponsored by Perrigo)
- [x] Had an EoPII meeting with the FDA about TWIN
- [ ] Plans to initiate TWIN Phase III program in acne vulgaris in H2 2018
- [ ] Plans to initiate Epsolay® Phase III program in subtype II rosacea in H1 2018
- [ ] Plans to initiate bioequivalence study for a generic drug candidate
- [ ] Plans to hire U.S. commercialization leader for the launches of TWIN and Epsolay®

## 2019

- [ ] Plans to report Phase III results for TWIN in acne vulgaris
- [ ] Plans to report Phase III results for Epsolay® in subtype II rosacea
- [ ] Plans to complete preparation and scale-up for Phase III clinical trials for SIRS-T
- [ ] Plans to report bioequivalence study results regarding a generic drug candidate

Sol-Gel Company and Products Overview | June 2018 16

For further information please contact alon.seri-levy@sol-gel.com